Exhibit 99.1

FENNEC PROVIDES BUSINESS UPDATE AND ANNOUNCES THIRD QUARTER 2018 FINANCIAL RESULTS

•	Positive Opinion on the Pediatric Investigation Plan from EMA for PEDMARKTM
•	Targeting US approval of PEDMARKTM in the second half of 2019
•	Strong financial position with $24.5 million in cash and no debt

Research Triangle Park, NC, November 13, 2018 – Fennec Pharmaceuticals Inc. (NASDAQ:FENC; TSX: FRX), a specialty pharmaceutical company focused on the development of PEDMARKTM (a unique formulation of sodium thiosulfate (STS)) for the prevention of platinum-induced ototoxicity in pediatric patients, today reported financial results for the third quarter ended September 30, 2018.

“In recent months, we have made meaningful progress in the preparation of regulatory submissions in both the U.S. and EU,” said Rosty Raykov, chief executive officer of Fennec. “In August, our pediatric investigation plan received a positive opinion from the EMA which establishes a path forward for PEDMARKTM in Europe with up to 10 years of data protection. In September, an externally-led Patient Focused Drug Development meeting focused on Chemotherapy-Induced Hearing Loss in Pediatrics was conducted to inform the FDA of the burden of the condition and potential future treatments including PEDMARKTM. For the remainder of the year, we will continue to advance our regulatory submissions with a targeted US approval in the second half of 2019.”

Financial Results for the Third Quarter 2018

•	Cash Position - Cash and cash equivalents were $24.5 million as of September 30, 2018. The reduction in cash balance over the quarter ended September 30, 2018, is the net result of cash used for operating activities offset by the inflow of $0.5 million from the exercise of various options and warrants. The Company had a working capital balance of $22.9 million as of September 30, 2018.
•	R&D Expenses - Research and development (R&D) expenses were $1.8 million for the three months ended September 30, 2018, compared to $0.5 million for the same period in 2017. The increase in R&D expenses for the comparative three months, is primarily due to the manufacturing and regulatory expenses for the regulatory approval and planned commercialization of PEDMARKTM.
•	G&A Expenses - General and administrative (G&A) expenses were $1.1 million for the three months ended September 30, 2018, compared to $1.7 million same period in 2017. The decrease in G&A expenses in 2018 over 2017 primarily relates to a decrease in non-cash equity compensation.
•	Net Loss - Net loss was $2.7 million and $2.4 million for the three months ended September 30, 2018 and 2017, respectively.
•	Financial Guidance - The Company believes its cash and cash equivalents on hand as of September 30, 2018 will be sufficient to fund the Company’s planned commercial launch of PEDMARKTM upon targeted approval in the second half of 2019.

Financial Update

The selected financial data presented below is derived from our unaudited condensed consolidated financial statements which were prepared in accordance with U.S. generally accepted accounting principles. The complete interim unaudited condensed consolidated financial statements for the period ended September 30, 2018 and management’s discussion and analysis of financial condition and results of operations will be available via www.sec.gov and www.sedar.com. All values are presented in thousands unless otherwise noted.

Interim Unaudited Condensed Statement of Operations
(U.S. Dollars in thousands except per share amounts)

	Three Months Ended		Nine Months Ended
	September 30, 2018	September 30, 2017	September 30, 2018	September 30, 2017
Revenue	$-	$-	$-	$-
Operating expenses:
Research and development	1,798	492	3,285	1,050
General and administrative	1,050	1,694	4,019	3,386
Loss from operations	(2,848)	(2,186)	(7,304)	(4,436)
Other:
Unrealized gain on derivatives	-	(183)	167	(340)
Other loss	(2)	1	-	(4)
Interest income and other	101	16	233	24
Total other, net	99	(166)	400	(320)
Net loss and total comprehensive loss	$(2,749)	$(2,352)	$(6,904)	$(4,756)
Basic net loss per common share	$(0.14)	$(0.15)	$(0.37)	$(0.32)
Diluted net loss per common share	$(0.14)	$(0.15)	$(0.37)	$(0.32)
Weighted-average number of common shares outstanding, basic	18,968	15,740	18,648	14,533
Weighted-average number of common shares outstanding, diluted	18,968	15,740	18,648	14,533

Fennec Pharmaceuticals Inc.

Balance Sheets

(U.S. Dollars in thousands)

	September 30, 2018	December 31, 2017
Assets
Cash and cash equivalents	$24,524	$28,260
Other current assets	411	141
Total Assets	$24,935	$28,401

Liabilities and stockholders’ equity
Current liabilities	$2,076	$1,477
Derivative liabilities	-	167
Total stockholders’ equity	22,859	26,757
Total liabilities and stockholders’ equity	$24,935	$28,401

Working Capital

Selected Asset and Liability Data:	September 30, 2018	December 31, 2017
(U.S. Dollars in thousands)
Cash and cash equivalents	$24,524	$28,260
Other current assets	411	141
Current liabilities excluding derivative liability	(2,076)	(1,477)
Working capital	$22,859	$26,924

Selected Equity:
Common stock	$104,770	$103,045
Accumulated deficit	(128,272)	(121,368)
Stockholders’ equity	22,859	26,757

Dollar and shares in thousands Selected cash flow data:	Three Months Ended September 30,		Nine Months Ended September 30,
	2018	2017	2018	2017
Net cash used in operating activities	(1,599)	(958)	(4,896)	(2,321)
Net cash provided by investing activities	-	-	-	-
Net cash provided by financing activities	483	414	1,160	8,083
(Decrease)/Increase in cash and cash equivalents	(1,116)	(544)	(3,736)	5,762

About PEDMARKTM (sodium thiosulfate/STS)

Cisplatin and other platinum compounds are essential chemotherapeutic components for many pediatric malignancies. Unfortunately, platinum-based therapies cause ototoxicity in many patients, and are particularly harmful to the survivors of pediatric cancer.

Each year in the U.S. and Europe there is estimated that over 10,000 children with solid tumors are treated with platinum agents. The vast majority of these newly diagnosed tumors are localized and classified as low to intermediate risk in nature. These localized cancers may have overall survival rates of greater than 80%, further emphasizing the importance of quality of life after treatment. The incidence of hearing loss in these children depends upon the dose and duration of chemotherapy, and many of these children require lifelong hearing aids. There is currently no established preventive agent for this hearing loss and only expensive, technically difficult and sub-optimal cochlear (inner ear) implants have been shown to provide some benefit. Infants and young children at critical stages of development lack speech language development and literacy, and older children and adolescents lack social-emotional development and educational achievement.

STS has been studied by cooperative groups in two Phase 3 clinical studies of survival and reduction of ototoxicity: COG ACCL0431 and SIOPEL 6. Both studies are closed to recruitment. COG ACCL0431 enrolled one of five childhood cancers typically treated with intensive cisplatin therapy for localized and disseminated disease, including newly diagnosed hepatoblastoma, germ cell tumor, osteosarcoma, neuroblastoma, and medulloblastoma. SIOPEL 6 enrolled only hepatoblastoma patients with localized tumors. COG ACCL0431 final results were published in the Lancet Oncology. SIOPEL 6 final results were published in the New England Journal of Medicine.

About Fennec Pharmaceuticals

Fennec Pharmaceuticals Inc., is a specialty pharmaceutical company focused on the development of PEDMARKTM (a unique formulation of sodium thiosulfate (STS)) for the prevention of platinum-induced ototoxicity in pediatric patients. STS has received Orphan Drug Designation in the US in this setting. Further, PEDMARKTM received Breakthrough Therapy and Fast Track Designation by the FDA in March 2018. Fennec has a license agreement with Oregon Health and Science University (OHSU) for exclusive worldwide license rights to intellectual property directed to STS and its use for chemoprotection, including the prevention of ototoxicity induced by platinum chemotherapy, in humans. For more information, please visit www.fennecpharma.com.

Forward looking statements

Except for historical information described in this press release, all other statements are forward-looking. Forward- looking statements are subject to certain risks and uncertainties inherent in the Company’s business that could cause actual results to vary, including such risks that regulatory and guideline developments may change, scientific data may not be sufficient to meet regulatory standards or receipt of required regulatory clearances or approvals, clinical results may not be replicated in actual patient settings, protection offered by the Company’s patents and patent applications may be challenged, invalidated or circumvented by its competitors, the available market for the Company’s products will not be as large as expected, the Company’s products will not be able to penetrate one or more targeted markets, revenues will not be sufficient to fund further development and clinical studies, the Company may not meet its future capital requirements in different countries and municipalities, and other risks detailed from time to time in the Company’s filings with the Securities and Exchange Commission including its Annual Report on Form 10-K for the year ended December 31, 2017. Fennec Pharmaceuticals, Inc. disclaims any obligation to update these forward-looking statements except as required by law.

The scientific information discussed in this news release related to PEDMARKTM is preliminary and investigative. Such product candidates are not approved by the U.S. Food and Drug Administration, Health Canada or other regulatory and no conclusions can or should be drawn regarding the safety or effectiveness of such product candidate.

For a more detailed discussion of related risk factors, please refer to our public filings available at www.sec.gov and www.sedar.com.

For further information, please contact:

Rosty Raykov

Chief Executive Officer

Fennec Pharmaceuticals Inc.

T: (919) 636-5144